EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Dov Lautman Is Selling Control of Delta Galil to Isaac Dabah
Dabah is buying 2,500,000 shares at a price of between $8.50 and $10 per share
Lautman: "The sale is due to my health condition and in order to ensure leadership continuity"
Dabah: "Delta is a global company with growth and profitability potential"

Tel Aviv, July 2, 2007. Delta Galil Industries Ltd. (NASDAQ: DELT) reported today that Mr. Dov Lautman, founder of the Company, informed the Company that he is transferring the effective control of the Company to Mr. Isaac Dabah, and that he signed an agreement to sell 2,500,000 shares of Delta, representing 13.3% of the shares of Delta to GMM Capital LLC, a company controlled by Mr. Dabah. The consideration will be no less than $21,250,000, reflecting a price of $8.50 per share, and will be no greater than $25,000,000, reflecting a price of $10.00 per share.

The final price per share will be determined based on the price per share in the Tel Aviv Stock Exchange until December 31, 2008. The majority of the consideration will be paid at the closing of the transaction on July 5, 2007. The balance will be paid on December 31, 2008.

After completion of the transaction, Mr. Lautman will continue to hold, through companies under his control, 2,144,993 shares, representing 11.4% of the shares of the Company.

After completion of the transaction and the purchase of the shares from Mr. Lautman, Mr. Dabah will hold, directly and indirectly, a total of 7,855,115 shares of Delta, constituting 41.9% of Delta shares.

Mr. Lautman: "After leading Delta for 32 years since its foundation, I have decided, in view of my health condition and my responsibility for Delta, its employees and future prosperity, to sell control of the Company to Isaac Dabah, my partner in leading Delta for the past two years. Delta is my lifetime's work. I reached my decision after thorough reflection and with the intention to ensure continuity in leadership. Isaac has vast experience in the textile industry and I trust that he, together with the Company's CEO, Aviram Lahav and the rest of the Company's management and employees, will lead Delta to growth and profitability.

Mr. Dabah, who joined Delta two years ago, serves as the Vice Chairman of the Company's Board of Directors and is part of the controlling group of the Company. Mr. Dabah, a native of Israel, resides in New York and has been active in the textile and apparel industry for 27 years.

Since 2005, Mr. Dabah has been the Executive Director of GMM Capital LLC, his family's investment fund. In addition to Delta shares, the fund holds 15% of the shares of Habas H.Z Investments (1960) Ltd., 50% of Goody's Family Clothing, Inc., a retail chain consisting of 385 stores in the United States; and holds other ownership interests in apparel and textile manufacturing and retail companies in various countries.

Mr. Dabah: "I am pleased that Dov entrusted me with the control of his lifetime's work. Delta is a global company with growth and profitability potential, which can successfully contend with the undergoing changes of the textile industry. I believe that together with the excellent management team of Delta and its devoted employees, and under the leadership of Aviram Lahav, we will lead the Company to accomplishments. I thank Dov for his contribution to Delta from its foundation and wish him good health for many years".

Upon closing of the transaction, Mr. Lautman will resign from Delta's Board of Directors and from his position as Chairman of the Board of Directors.

In addition, upon closing of the transaction, the existing shareholders agreement between the Lautman Group and the Dabah Group will be cancelled and replaced by an agreement, pursuant to which Mr. Dabah will have, under certain conditions, a right of first refusal on the remaining shares held by the Lautman Group.

At the Company's Board of Directors meeting held yesterday, the members of the Board congratulated Mr. Lautman for his great contribution to the Company's development, from its foundation, and for the values of excellence that he endowed to his employees. In addition, the Board of Directors decided to appoint Mr. Isaac Dabah as Chairman of the Company's Board of Directors, effective upon Mr. Lautman's resignation from the Board of Directors.

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike, Ralph Lauren. Recognized for product innovation and development, Delta’s products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria’s Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, Central America, the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of Delta Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in quotas; our dependence on a few significant customers; our anticipated growth strategies; our intention to introduce new products; anticipated trends in our business; future expenditures for capital projects; and our ability to continue to control costs and maintain quality which could cause the actual results or performance of the company to differ materially from those described therein.

For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission including the Company's Annual Report on Form 20-F.

Contacts:
Yossi Hajaj	Delta Galil Industries Ltd.	Tel: +972-3-519-3744
U.S. Investors
Rachel Levine	The Global Consulting Group	Tel: +1-646-284-9439